SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 11, 2002

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
(Exact name of registrant as specified in its charter)

TELESP HOLDING COMPANY
(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21º andar
Sao Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒                                       Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes        ☐                                                 No        ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

TABLE OF CONTENTS

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces Interest on the Company’s Net Worth” dated December 11, 2002.

Telecomunicações de São Paulo S.A. - Telesp
ANNOUNCES INTEREST ON THE COMPANY’S NET WORTH

Press Release, December 11, 2002. (1 page)

For more information, contact:

Charles E. Allen
TELESP, São Paulo, Brazil
Tel. : (55-11) 3549-7200
Fax : (55-11) 3549-7202
E-mail: callen@telesp.com.br
URL:   www.telefonica.net.br

(São Paulo – Brazil), (December 11, 2002). Telecomunicações de São Paulo S.A. – Telesp (“Telesp”) – NYSE: TSP; TLPP – today informs that its Administration approved, “ad-referendum” of the General Shareholders’ Meeting, the payment of interest on the Company’s net worth in accordance with Article 9 of Law 9.249/95 and Edict No. 207/96 of the CVM (the Brazilian Securities and Exchange Commission). Interest on net worth amounts to a gross value of R$585,278 thousand resulting, after taxes, in a net amount of R$497,486.3 thousand.

The gross value of interest on the Company’s net worth, per lot of 1,000 shares, is R$ 1.185751934332. Interest on the Company’s net worth is subject to a 15% withholding tax, except for those entities that are legally income tax exempt, resulting in the net value of R$1.007889144182, per lot of 1,000 shares.

The corresponding credit will be registered on the Company’s accounting records on December 23, 2002, based on the shareholders individually recorded as such at the same date. From December 24th, 2002 on, the shares will be traded “ex- Interest on the Company’s net worth”. The payment date will be decided at the Company’s General Shareholders’ Meeting.

The value of the interest on the Company’s net worth, net of income tax, will be paid in lieu of the value of the minimum obligatory dividends.

Those entities that are legally income tax exempt must provide a proof of such exemption no later than December 26, 2002, to Banco ABN Amro Real S.A. (the Company’s Depositary Bank)—Gerenciamento de Ações Escriturais- located at Avenida Paulista, 1374 – 8th floor – CEP: 01310-916—Cerqueira César – São Paulo – SP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Date: December 11, 2002	By:	/S/ CHARLES E. ALLEN
Name: Charles E. Allen
Title: Investor Relations Director